Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2012	2011
Earnings:
Income before income taxes	$4,322	$3,639
Add:
Interest and other fixed charges, excluding capitalized interest	42	58
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	148	184
Distributed income of investees accounted for under the equity method	5	4
Amortization of capitalized interest	1	—
Less:
Equity in earnings of investments accounted for under the equity method	10	13
Total earnings available for fixed charges	$4,508	$3,872
Fixed charges:
Interest and fixed charges	$60	$70
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	148	184
Total fixed charges	$208	$254
Ratio of earnings to fixed charges	21.67x	15.24x

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